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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 18 )*
                                            ----

                           Champps Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 27, 2000
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (2-98)

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
CUSIP No.  909 15K 100
           ----------------------
---------------------------------------------------------------------------------

       1.     Name Of Reporting Persons
              S.S. Or I.R.S. Identification Nos. of above persons (entities only).

              Timothy R. Barakett
              -------------------------------------------------------------------
---------------------------------------------------------------------------------

       2.     Check The Appropriate Box If a Member of a Group (See Instructions)
              (a)
                 ----------------------------------------------------------------
              (b)
                 ----------------------------------------------------------------
---------------------------------------------------------------------------------

       3.     SEC Use Only
                          -------------------------------------------------------
---------------------------------------------------------------------------------

       4.     Source of Funds (See Instructions) WC
                                                ---------------------------------

---------------------------------------------------------------------------------

       5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)
                                -------------------------------------------------
---------------------------------------------------------------------------------

       6.     Citizenship or Place of Organization Canada
                                                  -------------------------------

---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
                     7.     Sole Voting Power          2,900,606
                                                       --------------------------
    Number of        ------------------------------------------------------------
   Shares Bene-      8.     Shared Voting Power        0
   ficially by                                         --------------------------
  Owned by Each      ------------------------------------------------------------
    Reporting        9.     Sole Dispositive Power     2,900,606
   Person With                                         --------------------------
                     ------------------------------------------------------------
                     10.    Shared Dispositive Power   0
                                                       --------------------------
---------------------------------------------------------------------------------

       11.    Aggregate Amount Beneficially Owned by Each Reporting Person
              2,900,606
              -------------------------------------------------------------------
---------------------------------------------------------------------------------

       12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
                                -------------------------------------------------
---------------------------------------------------------------------------------

       13.    Percent of Class Represented by Amount in Row (11)  24.4%
                                                                -----------------
---------------------------------------------------------------------------------

       14.    Type of Reporting Person (See Instructions)
---------------------------------------------------------------------------------

           ----------------------------------------------------------------------
           IN
           ----------------------------------------------------------------------

           ----------------------------------------------------------------------

           ----------------------------------------------------------------------

           ----------------------------------------------------------------------


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The purpose of this Amendment No. 18 is to report an increase in Timothy R.
Barakett's beneficial ownership of the security of Champps Entertainment, Inc. as described below. This Amendment No. 18 amends and restates the original
Schedule 13D and all previously filed amendments thereto in entirety.


ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Shares"), of Champps Entertainment, Inc. (the "Issuer"), a Delaware corporation, with principal offices located at 5619 DTC Parkway, Suite 1000, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND

        (a), (b) and (c) This statement is being filed by Timothy R. Barakett ("Mr. Barakett" or the "Reporting Person"). The business address of Mr. Barakett is 590 Madison Avenue, 32nd floor, New York, New York 10022. Mr. Barakett is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which Mr. Barakett has investment discretion. Mr. Barakett is also the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management" and, together with Atticus Capital, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities and Atticus Holdings, Mr. Barakett is deemed to be a beneficial owner of the Shares owned by the Funds and Accounts. None of the Funds or Accounts is deemed to beneficially own any Shares because the Funds and Accounts do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares they hold.

        (d) Mr. Barakett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Barakett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f)     Mr. Barakett is a citizen of Canada.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As of the date hereof, Mr. Barakett is deemed to beneficially own 2,900,606 Shares. With the exception of 5,000 options to purchase Shares at an exercise price of $4.00 per share (the "Options"), all 2,900,606 Shares deemed to be owned by Mr. Barakett are held by either the Funds or the Accounts over which Mr. Barakett has investment discretion. The aggregate purchase price for all the Shares that Mr. Barakett is currently deemed to beneficially own is $18,713,947.98. The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by Mr. Barakett have come from the working capital of the Funds or the Accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them.


ITEM 4. PURPOSE OF TRANSACTION

        (a) through (j) The Shares owned or deemed to be beneficially owned by Mr. Barakett were acquired for, and are being held for, investment purposes. Mr. Barakett has no plan or proposal which relates to, or would result in, any transaction, change or event specified in clauses
        (a) through (j) of Item 4 of the Schedule 13D.

        Mr. Barakett, on behalf of the Funds and Accounts, reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares they deem to be in the best interests of such entities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a), (b) and (c) Based on the Issuer's most recent filing on Form 10-Q dated November 15, 2000, as of November 6, 2000 there were 11,871,527 Shares outstanding. Mr. Barakett owns the Options, which are deemed to be outstanding for the purposes of this Amendment No. 18. Therefore, Mr. Barakett may be deemed to beneficially own 24.4% of the outstanding Shares. Mr. Barakett has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. Although there are individual Funds or Accounts such as Dred, Ltd. ("Dred") and Atticus Global Advisors, Ltd. ("Atticus Global"), each an international business corporation organized under the laws of the British Virgin Islands, that own greater than 5% of the outstanding Shares, they do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own and therefore are not deemed to be beneficial owners of the Shares.

        All transactions in the Shares effected by the Funds and Accounts over which Mr. Barakett has investment discretion since the last filing on
        Schedule 13D are set forth in Exhibit A-18 hereto.

        (d) Dred, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5.2% of the Shares. Atticus Global, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5.3% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Options held by Mr. Barakett are subject to the 1997 Stock Option and Incentive Plan of the Issuer (the "Plan"), a copy of which was filed with the Issuer's Registration Statement on Form 10 filed with the Securities and Exchange Commission ("SEC") on June 3, 1997, and the Non-Qualified Stock Option Agreement a copy of which is filed herewith as Exhibit B-18.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A       A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person for the Original Schedule 13-D (the
                        "Original 13-D") had investment discretion during the sixty days prior to October 31, 1997 through the date of the filing of the Original 13-D, previously filed as Exhibit A to the Original 13-D and incorporated herein by reference.

        Exhibit A-1     Letter to Management previously filed as Exhibit A to
                        Amendment No. 1 and incorporated herein by reference.

        Exhibit A-2     Letter to Management previously filed as Exhibit A to
                        Amendment No. 2 and incorporated herein by reference.

        Exhibit A-3     Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 3 and incorporated herein by reference.

        Exhibit B-3     A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which Mr. Barakett had investment discretion since the filing of Amendment No. 2 previously filed as Exhibit B to Amendment No. 3 and incorporated herein by reference.

        Exhibit C-3     A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which certain other Reporting Person(s) of Amendment No. 3 had investment discretion during the sixty days prior to December 30, 1997 through the date of the filing of Amendment No. 3 previously filed as Exhibit C to
                        Amendment No. 3 and incorporated herein by reference.

        Exhibit A-4     Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 4 and incorporated herein by reference.

        Exhibit B-4     A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which Mr. Barakett had investment discretion in the sixty days prior to September 1, 1998 previously filed as Exhibit B to Amendment No. 4 and incorporated herein by reference.

        Exhibit C-4     Notice of Atticus Partners, L.P. ("Atticus Partners") to
                        the Issuer of its intent to nominate persons for election to the Board of Directors of the Issuer and to propose business to be brought before the 1998 Annual
                        Meeting of Stockholders previously filed as Exhibit C to Amendment No. 4 and incorporated herein by reference.

        Exhibit A-5     Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 5 and incorporated herein by reference.

        Exhibit A-6     Confidentiality and Standstill Letter Agreement, dated
                        January 5, 1999, between the Issuer and Atticus Partners previously filed as Exhibit A to Amendment No. 6 and incorporated herein by reference.

        Exhibit A-7     Letter, dated December 9, 1998, from Mr. Donald C.
                        Moore, Chief Executive Officer of the Issuer, to Atticus
                        Partners previously filed as Exhibit A to Amendment No.
                        7 and incorporated herein by reference.

        Exhibit A-8     The Settlement Agreement, dated as of March 10, 1999, by
                        and among the Issuer, E.L. Cox, Erline Belton, Joseph W.
                        O'Donnell, Alan D. Schwartz, Atticus Partners, Mr.
                        Barakett and James S. Goodwin previously filed as Exhibit A to Amendment No. 8 and incorporated herein by reference.

        Exhibit A-9     Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 9 and incorporated herein by reference.

        Exhibit B-9     A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which Mr. Barakett had investment discretion in the sixty days prior to December 14, 1998 previously filed as Exhibit B to Amendment No. 9 and incorporated herein by reference.

        Exhibit A-10    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 10 and incorporated herein by reference.

        Exhibit B-10    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 10 had investment discretion since the date of the filing of Amendment No. 9 previously filed as Exhibit B to
                        Amendment No. 10 and incorporated herein by reference.

        Exhibit A-11    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 11 and incorporated herein by reference.

        Exhibit B-11    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Persons of Amendment No. 11 had investment discretion since the date of the filing of Amendment No.
                        10 previously filed as Exhibit B to Amendment No. 11 and incorporated herein by reference.

        Exhibit A-12    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 12 and incorporated herein by reference.

        Exhibit B-12    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 12 had investment discretion since the date of the filing of Amendment No. 11 previously filed as Exhibit B to
                        Amendment No. 12 and incorporated herein by reference.

        Exhibit A-13    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 13 and incorporated herein by reference.

        Exhibit B-13    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 13 had investment discretion since the date of the filing of Amendment No. 12 previously filed as Exhibit B to
                        Amendment No. 13 and incorporated herein by reference.

        Exhibit A-14    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 14 and incorporated herein by reference.

        Exhibit B-14    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 14 had investment discretion since the date of the filing of Amendment No. 13 previously filed as Exhibit B to
                        Amendment No. 14 and incorporated herein by reference.

        Exhibit A-15    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 15 and incorporated herein by reference.

        Exhibit B-15    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 15 had investment discretion since the date of the filing of Amendment No. 14 previously filed as Exhibit B to
                        Amendment No. 15 and incorporated herein by reference.

        Exhibit A-16    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 16 and incorporated herein by reference.

        Exhibit B-16    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 16 had investment discretion since the date of the filing of

                        Amendment No. 15 previously filed as Exhibit B to Amendment No. 16 and incorporated herein by reference.

        Exhibit A-17    Joint Filing Agreement filed as Exhibit A to Amendment
                        No. 17 and incorporated herein by reference.

        Exhibit B-17    A description of the transactions in the Shares that
                        were effected by the Funds and/or Accounts over which the Reporting Person(s) of Amendment No. 17 had investment discretion since the date of the filing of Amendment No. 16 previously filed as Exhibit B to
                        Amendment No. 17 and incorporated herein by reference.

        Exhibit A-18    A description of the transactions in the Shares that
                        were effected by the Reporting Person of this Amendment
                        No. 18 since the filing date of Amendment No. 17 is filed herewith as Exhibit A-18.

        Exhibit B-18    Non-Qualified Stock Option Agreement for Timothy R.
                        Barakett is filed herewith as Exhibit B-18.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2000


                                               TIMOTHY R. BARAKETT


                                               /s/ Timothy R. Barakett
                                               ---------------------------------

































            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)